BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2019

BRUCE A. LEFAVI SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
NUMBER
8-26943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2323 FOOTHILL DRIVE, SUITE 100___
                                (No. And Street)

SALT LAKE CITY	UTAH	84109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART B. ENTERLINE	(801) 486-9000
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
                       (Name -- *if individual, state last, first, middle name*)

1785 West 2300 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, _____Stuart B. Enterline_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bruce A. Lefavi Securities, Inc._____, as of ___December 31___, 20__19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____



TAMRA L. RILEY
Notary Public State of Utah
My Commission Expires on:
January 8, 2022
Comm. Number: 698378



Signature

CEO

Title

Tamra L Riley
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bruce A. LeFavi Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bruce A. LeFavi Securities, Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bruce A. LeFavi Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bruce A. LeFavi Securities, Inc. management. Our responsibility is to express an opinion on Bruce A. LeFavi Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bruce A. LeFavi Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Bruce A. LeFavi Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bruce A. LeFavi Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 27, 2020

We have served as Bruce A. LeFavi Securities, Inc.'s auditor since 2019



PrimeGlobal

*An Association of
Independent Accounting Firms*



An independently owned member
RSM US Alliance   **RSM**

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2019

		2019
ASSETS		
Cash	$	110,272
Commissions receivable		19,741
Prepaid expenses		16,943
Deposits with clearing organizations		15,044
Total assets	$	162,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	3,452
Related party payable		34,915
Total liabilities		38,367
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		1,316,208
Accumulated deficit		(1,197,575)
Total stockholder's equity		123,633
Total liabilities and stockholder's equity	$	162,000

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2019

		2019
Revenue:		
Annuities trailing commissions	$	124,577
Annuity purchase commissions		1,813
INTL FC Stone commissions		17,133
INTL FC Stone 12b-1 fees		17,595
Mutual fund 12b-1 fees		9,774
Mutual fund commissions		621
Other income		276
Total revenue		171,789
Expenses:		
Employee compensation and benefits		393,127
General and administrative expenses		246,161
Regulatory and clearing fees		135,605
Occupancy		24,075
Total expenses		798,968
Net loss	$	(627,179)

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2019

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2018	5,000 $	5,000 $	606,208 $	(570,396) $	40,812
Contributions	-	-	710,000	-	710,000
Net loss	-	-	-	(627,179)	(627,179)
Balance at December 31, 2019	5,000 $	5,000 $	1,316,208 $	(1,197,575) $	123,633

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2019

		2019
Cash flows from operating activities:		
Net loss	$	(627,179)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Decrease (increase) in:		
Commissions receivable		10,879
Prepaid expenses		153
Deposits with clearing organizations		(34)
Decrease in:		
Accounts payable, accrued liabilities, and		
related party payable		(9,287)
Net cash used in operating activities		(625,468)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Contributions		710,000
Net cash provided by financing activities		710,000
Net increase in cash		84,532
Cash, beginning of year		25,740
Cash, end of year	$	110,272

The accompanying notes are an integral part of these financial statements

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2019

	2019
Cash flows from operating activities:	
Net loss	$ (627,179)
Adjustments to reconcile net loss to net	
cash used in operating activities:	
Decrease (increase) in:	
Commissions receivable	10,879
Prepaid expenses	153
Deposits with clearing organizations	(34)
Decrease in:	
Accounts payable, accrued liabilities, and	
related party payable	(9,287)
Net cash used in operating activities	(625,468)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Contributions	710,000
Dividends paid	-
Net cash provided by financing activities	710,000
Net increase in cash	84,532
Cash, beginning of year	25,740
Cash, end of year	$ 110,272

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Bruce A. Lefavi Securities, Inc. (the "Company") is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Other Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

Commissions Receivable

Commissions receivable are amounts due from mutual funds and various other investment companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company invests in mutual funds, annuities and limited partnerships, etc. These transactions are accounted for as contracts with customers. The recognition of the revenue generated by these contracts are reported using the five step method of (1) identifying the contract(s) with a customer, (2) identifying the performance obligations in the contract, (3) determining the contract transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing the revenue when the Company fulfills the performance obligation, which can occur in stages or at a single point in time.

Revenue from alternative investments:
The contract is established when a commissionable alternative investment contract is completed and signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company offering the alternative investment. The transaction price is determined by the registered representative and the issuing company and consists of an upfront commission. The transaction price is related to the purchase of a single product therefore the revenue on the upfront commission is recognized as an accounts receivable as soon as the approved contract is submitted to the company offering the investment. At this point there is a signed contract that has been submitted and the Company is reasonably certain to receive the revenue.

Revenue from annuity products:
The contract is established when a commissionable annuity contract is completed and signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company writing the annuity. The transaction price is determined by the registered representative and the issuing company and is usually a combination of an upfront commission and a trailing commission over the life of the annuity. The transaction price is related to the purchase of a single product. If the product has a two-piece revenue stream, an upfront commission and a trailing commission, then the revenue is recorded separately. The revenue on the upfront commission is recognized as an accounts receivable as soon as the approved contract is submitted to the company issuing the annuity. At this point there is a signed contract that has been submitted and the Company is reasonably certain to receive the revenue. The revenue on the trailing commission is recognized as it is received. The payments vary based on the investment and the carrying firm. The payments can be distributed on a monthly, quarterly and/or annual basis and some are even held until a certain dollar amount has been reached, triggering the payout. These are usually minimal amounts and are based on the amount of the annuity as of a certain date. These can vary considerably based on distributions and market fluctuations.

Revenue from mutual fund investments:
The contract is established when a mutual fund account is set up outside of our clearing firm INTL FC Stone. The new account form is signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company issuing the mutual fund account. The transaction price is a percentage of the amount invested determined by the fund company as well as a 12B-1 fee paid as a percentage of the balance on a quarterly basis. The transaction price is related to the purchase of a single product. However, because the product has a two-piece revenue stream, an upfront commission and a 12B-1 fee, the revenue is recorded separately.

Revenue from customer accounts held at INTL FC Stone:
The contract is established when an account is set up with our clearing firm INTL FC Stone. The new account form is completed by the client and approved by the principal. The performance obligation is met when the funds are transferred to the INTL FC Stone account. The transaction price is determined by the advisor and the clearing firm. Any commissions charged are used to offset the clearing fee charged to buy or sell a particular investment held in the account. The transaction price is related to the purchase of a single fund within the INTL FC Stone account. Some of the funds have a two-piece revenue stream, an upfront commission to cover the clearing cost and a 12B-1 fee, these two types of revenue are recorded separately in the financial statements. The Company receives a monthly report on the revenue and fees charged by the clearing firm INTL FC Stone. This revenue is recorded on the last day of the month based on this report and is paid out around the 11th of the following month.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company, with the consent of the stockholders, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholders report the entire corporate taxable income on their individual tax returns.

In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Application of Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which has subsequently been amended by ASU 2018-01, 2018-10 and 2018-11. The guidance requires the recognition of lease assets and lease liabilities for leases previously classified as operating leases under GAAP. The new guidance is effective for the Company beginning in fiscal year 2019. The Company is not a listed party in any leasing arrangement therefore the adoption of this guidance caused no material impact on the financial statements. The only material leasing arrangements the Company is engaged in are for the current office space and office equipment where the lessee is Lefavi Wealth Management, Inc. Therefore, these lease expenses are accounted for in the related party expense sharing agreement.

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2019
Commissions payable	$ 3,051
Related party payable	34,915
Trade payable	401
	$ 38,367

Note 3 – Clearing Organization Transactions

The Company's securities transactions are cleared through a broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits With Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $15,000 at all times and will receive monthly interest income on this amount.

Note 4 – Related Party Transactions

The Company is obligated to reimburse Lefavi Wealth Management, Inc. for a portion of the monthly leasing expense for its operating space and office equipment. These leases are between Lefavi Wealth Management, Inc. and other entities owned by a stockholder. During the years ended December 31, 2019 the Company paid occupancy and equipment expense to this related party of $24,075.

The Company has an expense sharing agreement with Lefavi Wealth Management, Inc., a company with common ownership. The two companies occupy the same office space and share employees and other operating costs. Under the terms of the agreement, Lefavi Wealth Management, Inc. is reimbursed by Bruce A. Lefavi Securities, Inc. each month for its share of expenses. During the year ended December 31, 2019, $638,557 in expenses were reimbursed based on a proportional usage allocation. As of December 31, 2019, the balance of the reimbursement was a related party payable of $34,915 due to Lefavi Wealth Management Inc. from the Company.

Note 5 – Supplemental Cash Flow Information

During the years ended December 31, 2019 and 2018, the Company paid no interest.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $106,690, which was $101,690 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.36 to 1.

Note 7 – Subsequent Events

The Company evaluated its December 31, 2019 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Net Capital:

Total ownership equity	$	123,633
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		123,633
Additions for allowable subordinated liabilities and other credits		-
Total capital and allowable subordinated liabilities		123,633
Deductions for non-allowable assets		(16,943)
Net capital before haircuts on securities positions		106,690
Haircuts on securities		-
Net capital	$	106,690

Aggregate indebtedness:

Total liabilities from Statement of Financial Condition	$	38,367

Computation of basic net capital requirement:

Minimum net capital required	$	5,000
Excess net capital	$	101,690
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	100,690
Ratio of aggregate indebtedness to net capital		0.36 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2019) (as amended on February 20, 2020):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	106,436
Reconciling items		254
Net capital per above	$	106,690

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

BRUCE A. LEFAVI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.